VISION FINANCIAL MARKETS LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2019







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67447

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2018 (MM/DD/YY) AND ENDING JUNE 30, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VISION FINANCIAL MARKETS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 LONG RIDGE ROAD, 3 NORTH
(No. and Street)

STAMFORD	CT	06902
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HOWARD ROTHMAN — (203) 388-2660
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'CONNOR DAVIES, LLP
(Name – *if individual, state last, first, middle name*)

665 FIFTH AVENUE	NEW YORK	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, HOWARD ROTHMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VISION FINANCIAL MARKETS LLC, as of JUNE 30, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Victoria Holland
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VICTORIA HOLLAND
NOTARY PUBLIC
MY COMMISSION EXPIRES 2/29/2024
CONNECTICUT

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Vision Financial Markets LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Vision Financial Markets LLC (the "Company") as of June 30, 2019 and the related notes to the statement of financial condition (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2019 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PKF O'Connor Davies, LLP

We have served as the Company's auditor since 2015.

August 29, 2019

PKF O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

VISION FINANCIAL MARKETS LLC
Statement of Financial Condition
June 30, 2019

ASSETS	
Cash	$ 13,290,038
Cash segregated in compliance with federal and other regulations	54,969,673
Total cash	68,259,711
Securities owned, at fair value (pledged $2,000,000 as collateral)	34,176,322
Receivable from futures commission merchant (cash of $446,395)	446,395
Receivable from and deposit with clearing organizations (cash of $15,100,863)	15,100,863
Receivable from brokers or dealers	417,329
Receivable from customers	32,436,621
Receivable from non-customers	30,130
Securities purchased under agreements to resell	562,563
Securities borrowed	17,278,332
Exchange memberships, at cost (fair value $110,400)	166,100
Secured demand notes	16,560,000
Accrued interest and dividends receivable	158,490
Receivable from affiliates	220,177
Other assets	3,219,072
TOTAL ASSETS	$ 189,032,105
LIABILITIES AND MEMBERS' EQUITY	
Payable to customers	$ 96,932,034
Payable to brokers or dealers and clearing organizations	3,352,522
Payable to non-customers	9,364,816
Bank loan payable	2,002,523
Securities sold, not yet purchased, at fair value	12,884,105
Securities loaned	20,835,451
Cash collateral on secured demand notes	4,434,730
Accounts payable, accrued expenses and other	11,728,099
TOTAL LIABILITIES	161,534,280
Liabilities subordinated to the claims of general creditors	16,660,000
Members' equity	10,837,825
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 189,032,105

The accompanying notes are an integral part of these financial statements.

NOTE 1. ORGANIZATION OF BUSINESS

Vision Financial Markets LLC (the "Company"), is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer operating on a self-clearing basis and clears and/or carries customer accounts introduced by correspondents. The Company's primary self-regulator (designated examining authority) is the Financial Industry Regulatory Authority ("FINRA"). As a broker-dealer, the Company is a member of a number of US Stock and Option Exchanges. It is a clearing member of the Options Clearing Corporation and is a clearing participant of the Depository Trust Company ("DTC"). The Company is also a member of the Municipal Securities Rulemaking Board ("MSRB").

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Revenue Recognition
The Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC 606"). The new revenue recognition guidance requires an entity to follow a five-step model to recognize revenue in order to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Due to the nature of the Company's activities, the adoption of ASC 606 did not have a material effect on the Company's revenue recognition or its opening balances.

Commissions: Commission and fee revenues primarily arise from agency transactions in listed equity and fixed income securities, sales of mutual funds, and options. Commission and fee revenues are recognized in the accounts on trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Interest and Dividend Income: Interest income is reported on the accrual basis and dividends are recorded on the ex-dividend date. The accounting for these revenues is not impacted by ASC 606 as they fall outside of its scope.

Gain / (loss) from Securities Trading: The Company's trading gains and losses are derived from its proprietary trading and stock lending and borrowing activities. Purchases and sales of securities are recorded on a trade-date basis. Realized and unrealized gains and losses of securities are included in the determination of net gain from securities trading. The Company also earns income from stock loan rebates from the lenders of securities to the Company who reinvest the cash collateral pledged by the Company, which is also included in net gain from securities trading. In the case of non-cash collateral, including equities, corporate bonds and other products, a fee is charged to the Company by the lender of the securities. These fees are an offset to the stock rebates. The accounting for these revenues is not impacted by ASC 606 as they fall outside of its scope.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

Correspondent Guaranteed Fees: The Company, in its capacity as a self-clearing securities broker dealer and member of exchanges, holds an error account for various correspondents. Such account shall be used solely in such instances that a correspondent, in the normal course of its business, experiences an "Error" (defined as a transaction that is erroneous in nature and cannot be applied to a correspondent account). The correspondent shall be responsible for any losses which occur in the error account. The Company charges and recognizes a fixed monthly fee based upon the terms of the respective agreements as the Company satisfies the performance obligation of holding the correspondents' error accounts.

Other Income: The Company's other income is comprised of various fees charged to customers for their trading activity. Such fees are recognized when the promised goods or services are delivered to customers, in an amount that is based on the consideration the Company expects to receive in exchange for those goods or services when such amounts are not probable of significant reversal.

Deposits with Clearing Organizations
Deposits with clearing organizations represent cash deposited with central clearing agencies for the purposes of supporting clearing and settlement activities. Customer collateral pledged is not reflected on the Statement of Financial Condition.

Foreign Currency Transactions
Realized and unrealized gains and losses resulting from foreign currency transactions are included in net income.

Fair Value Measurement – Definition and Hierarchy
Securities Owned and Securities Sold Not Yet Purchased are carried at fair value. Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures* establishes a classification hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are those that reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability based on the best information available in the circumstances. The classification hierarchy is broken down into three levels:

Level 1 – Fair value measurements based on quoted prices in active markets for identical assets or liabilities that the Company has access to and are not adjusted.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurement – Definition and Hierarchy (continued)

Level 2 – Fair value measurements based on inputs that are observable, both directly and indirectly, for instruments in markets that are not active (including those that are "thinly traded") or have restrictions on their resale. Level 2 inputs include quoted prices for similar assets and liabilities that are in active markets, "as if" conversions for constrained instruments, discounts for trading volume constraints and others such as interest rates and yield curves that are obtainable at common intervals.

Level 3 – Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Unobservable Level 3 inputs include commonly used pricing models, the Company's internally developed data and assumptions for valuation methodology and other information used by the Company to assist in exercising judgment for instruments that fall into this level.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors. This includes the type of instrument, whether the instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the instrument is reported in the lowest level that has a significant input. Even when inputs are not observable, the Company's own assumptions and methodologies are established to reflect those that market participants would use in pricing the asset or liability at the measurement date. In addition, during periods of market dislocation, the observability of inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified to a lower level within the fair value hierarchy.

Income Taxes

No federal, state or local income taxes have been provided on profits of the Company since the members are individually liable for the taxes on their share of the Company's income or loss. The Company is, however, subject to the New York City Unincorporated Business Tax and the Illinois Replacement Tax.

The Company accounts for income taxes under ASC 740, *Income Taxes*, which provides guidance related to the evaluation of uncertain tax positions. ASC 740 requires that management evaluate whether a tax position of the Company is "more-likely-than-not" to be sustained upon examination by the applicable taxing authority, including resolutions of any related appeals or litigation process, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Derecognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce members' capital.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

Based on its analysis, management has concluded that no liability for unrecognized tax exposures should be recorded related to uncertain tax positions, including consideration of penalties and interest, for open calendar tax years 2016, 2017, and 2018, or expected to be taken on the Company's 2019 tax returns. Management's conclusions regarding the Company's uncertain tax positions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. Management does not expect that the total amount of unrecognized tax benefit will materially change over the next twelve months.

Cash

For the purpose of reporting cash flows, cash is defined as segregated and non-segregated cash. The Company maintains its cash at highly accredited financial institutions with balances that, at times, may exceed federally insured limits.

Customer receivables and payables

Accounts receivable from and payable to customers include amounts due/owed on cash and margin transactions. Securities owned by customers are held as collateral for receivables. To the extent that the collateral, the guarantees and any other rights the Company has against the customer or the related introducing broker are not sufficient to cover any potential losses, then the Company records the loss.

Other Assets

Other assets are comprised of receivables generated in the normal course of business, including investment in DTC and rent security deposits.

Use of Estimates in Financial Statements

Management makes estimates and assumptions in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3: ASSETS SEGREGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934(SEA) AND REGULATIONS THEREUNDER

The Company is required to separately account for and segregate all assets held for the benefit of customers, as defined by the SEA, in connection with transactions in securities. At June 30, 2019, segregated assets included in the statement of financial condition were as follows:

Cash $ 48,801,365

Assets in segregation exceeded the segregation requirements by $2,374,526 after considering the deposit made within the allowable time frame on July 1, 2019.

Also included in Cash - Segregated in statement of financial condition was $6,168,308 held in PAB Reserve Bank Accounts.

NOTE 4: SUBORDINATED LIABILITIES

The Company has subordinated loans totaling $16,660,000, consisting of cash subordinations of $100,000 (bearing interest at 6% per annum) and secured demand note agreements of $16,560,000 (bearing interest at 3% to 11.65% per annum), all of which mature as follows:

	Subordinated loans		
	Cash	Pursuant to secured demand note agreements	Total
Years ending June 30,			
2020	$ 100,000	$12,185,000	$ 12,285,000
2021	-	2,500,000	2,500,000
2022	-	1,150,000	1,150,000
Thereafter	-	725,000	725,000
	$ 100,000	$ 16,560,000	$ 16,660,000

Subordinated loans pursuant to secured demand note agreements in the amount of $2,375,000 meet the definition of equity subordinations. These borrowings are subordinated to the claims of general creditors, have been approved by FINRA and are available in computing adjusted net capital under the SEA Rule 15c3-1. Subordinated borrowings may only be repaid if, after giving effect to such repayment, the Company meets the SEA Rule 15c3-1 capital regulations governing the withdrawal of subordinated debt.

NOTE 5.   OPERATING AGREEMENT

The Company currently has four classes of membership: Class A Common (owned 100% by the Managing Members), Class A Preferred (owned by entities that also have outstanding subordinated debt that is considered equity subordinations), Class B Common (currently reserved and not issued) and Class B Preferred (currently reserved and not issued).

The Class A and B Preferred membership interests receive an allocation of income solely based on their individual unit investments at a stated rate of interest. Residual income, after allocation of the preferred membership interests, is credited to the Managing Members.

The Company will continue in perpetuity or up to the occurrence of any of the events described in the Operating Agreement.

NOTE 6.   NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to SEA Rule 15c3-1, the Uniform Net Capital Rule. The Company has elected the alternative standard which requires the maintenance of minimum net capital equal to the greater of 2% of combined aggregate debit items, as defined, or $250,000. In addition, this Rule may limit the amount of equity capital that can be withdrawn by its members. At June 30, 2019, the Company's net capital of $21,299,196 calculated under SEA Rule 15c3-1, was $20,505,852 in excess of its minimum requirement of $793,344.

NOTE 7. FAIR VALUE MEASUREMENTS

The Company's recurring assets and liabilities recorded at fair value are categorized below based upon a fair value hierarchy in accordance with ASC 820 at June 30, 2019. See Note 2 for a definition and discussion of the Company's policies regarding this hierarchy.

Assets

Securities owned at fair value		Level 1		Level 2		Total
Equities	$	15,607,145	$	-	$	15,607,145
US Treasury Notes		1,849,717				1,849,717
Corporate Debt		-		6,381,873		6,381,873
Options		5,593,402		-		5,593,402
Municipal Debt		-		4,744,185		4,744,185
	$	23,050,264	$	11,126,058	$	34,176,322
Open Trade Equity on futures contracts (included in receivables from futures commission merchant)		22,518		-		22,518
	$	23,072,782	$	11,126,058	$	34,198,840

Liabilities		Level 1		Level 2		Total
Securities sold, not yet purchased at fair value						
Equities	$	2,895,494	$	-	$	2,895,494
Corporate Debt		-		3,250,637		3,250,637
Options		6,737,974		-		6,737,974
	$	9,633,468	$	3,250,637	$	12,884,105

The Company didn't hold any assets or liabilities valued using level 3 inputs at June 30, 2019. During the year ended June 30, 2019, there were no transfers in or out of Levels 1, 2, or 3 of the fair value hierarchy.

Fair Value of Short-Term Financial Instruments

The carrying amount of cash; receivables/payables from customers and non-customers; receivables from brokers, dealers, and clearing organizations; payables to brokers, dealers, and clearing organizations; subordinated loans/secured demand notes; securities sold under agreements to repurchase; short-term borrowings; and accrued expenses approximate fair value because of the short maturity of these financial instruments. Any fair value changes for subordinated loans that mature after June 30, 2020 would be offset by the fair value changes of the related secured demand notes. Additionally, the commitments (e.g., unused line of credit) will be funded at current market rates if drawn upon. Accordingly, the fair value of such commitments is considered to be the same as the commitment amount.

NOTE 7.   FAIR VALUE MEASUREMENTS (continued)

Securities Borrowed and Securities Loaned

The Company borrows securities from other brokers or dealers to make deliveries or to facilitate short sales. Securities borrowed are accounted for as collateralized financings and are recorded at contract value, representing the amount of cash provided for securities borrowed transactions (generally 5% in excess of market values). The adequacy of the collateral deposited for securities borrowed is continuously monitored and adjusted when considered necessary to minimize the risk associated with this activity. As of June 30, 2019, the contract value was $17,278,322 and the respective collateral market value of borrowed securities was approximately $16,360,000.

In securities loaned, the Company receives collateral in the form of cash generally 5% in excess of the market value of the securities loaned. The market value of securities loaned is monitored on a daily basis. As of June 30, 2019, the contract value was $20,835,451 and the respective collateral market value of loaned securities was approximately $19,800,000.

NOTE 8.   RELATED PARTY TRANSACTIONS

Customer Commissions

Included in commission revenue are commissions earned on the securities accounts of management and employees and introduced customers of Vision Brokerage Services, L.L.C. ("VBS"), an introducing broker under common control. For the year ended June 30, 2019, VBS earned $501,760 in net commissions from customer agency transactions and mark-up/mark-down riskless principal transactions introduced to the Company.

Due From Affiliated Companies Under Common Control

The Company provides monthly administrative staff and office expenses to VBS for which it charges $9,000 per month. At June 30, 2019, the Company was owed $18,069 by VBS.

The Company shares certain personnel, office space, and provides certain hardware, software, and technology solutions to High Ridge Futures LLC ("HRF"). The amount paid to the Company by HRF was $648,812 for the year ended June 30, 2019. At June 30, 2019, the Company was owed $179,588 by HRF.

The Company pays certain employee-related expenses for High Ridge Holding Company ("HRH") and is reimbursed 100%. The amount paid to the Company by HRH was $71,713 for the year ended June 30, 2019. At June 30, 2019, the Company was owed $14,841 by HRH.

The Company shares office space and supplies with Vision Investment Advisors, LLC ("VIA"), for which it charges $600 per month. It also pays certain employee-related expenses and is reimbursed 100% by VIA. During 2019, the total received by VIA in connection with these services was $39,765 and the Company was owed $7,679 at June 30, 2019.

NOTE 8.   RELATED PARTY TRANSACTIONS (continued)

Subordinated Liabilities
At June 30, 2019, the Company owed $10,960,000 of subordinated liabilities to related parties. During the year ended June 30, 2019, $582,390 of interest was paid on these subordinated liabilities at interest rates between 4% and 11.65% per annum.

NOTE 9.   CONTINGENCIES AND GUARANTEES

In the normal course of business, the Company is subject to various lawsuits and regulatory actions, including civil litigation, arbitration and reparation proceedings relating to its introducing brokers and carried customer activities for correspondents.

The Company had been involved with regulatory matters related to SEA Rule 15c3-3 reserve account calculations and anti-money laundering compliance ("AML"). At June 30, 2018, the Company had reserves of approximately $725,000 in connection with these two matters. The Company paid $625,000 to settle the AML matter in February 2019. No fine was ultimately assessed for the matter related to SEA Rule 15c3-3 reserve calculations, so the $100,000 reserve was reversed in June 2019.

In addition, the Company had previously guaranteed certain operations of a 3rd party commodities broker and as a result of a regulatory enforcement matter at this 3rd party broker, management had accrued a $200,000 reserve at June 30, 2018. The $200,000 reserve was paid by the Company in July 2019 to settle this matter in full.

VISION FINANCIAL MARKETS LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2019

NOTE 10.   LEASE COMMITMENTS

The Company has two leases for office space as of June 30, 2019 with the following expirations: January 2023 and May 2024. The leases include base rent and the tenants' pro rata share of operating expenses and taxes. Minimum annual rental payments subject to escalation, net of future reimbursement of $1,038,207 from High Ridge Futures LLC, are as follows:

Year ending June 30,	
2020	$ 163,068
2021	163,559
2022	164,060
2023	100,323
2024	24,336
	$ 615,346

Rent expense incurred for the year ended June 30, 2019 was $173,492 net of High Ridge Futures LLC, reimbursement of $304,798.

NOTE 11.   EMPLOYEE BENEFIT PLAN

The Company sponsors a savings plan under section 401(k) of the Internal Revenue Code. All eligible employees, as defined, may elect to contribute to the plan and are entitled, upon termination or retirement, to their vested portions of the assets held by the trustee. The Company matches contributions made by employees up to a specified limit. The Company contributed $43,971 for the year ended June 30, 2019.

NOTE 12.   FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various securities transactions through agreements with 3rd party brokers or dealers and executing brokers of certain correspondents.

For securities, these activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's clearing agreements with brokers or dealers for which it provides clearing services indemnify the Company if customers fail to satisfy their contractual obligation. In general, the Company requires a risk deposit from the introducing broker-dealers. In the event the customer or broker does not perform, and the associated risk deposit is not enough to cover the exposure, the Company is at risk of loss.

NOTE 12 FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK (continued)

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Company directly clears and carries customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations which could result in a loss to the Company. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker or dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to settlement risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company temporarily loans securities to other broker-dealers in connection with its business. The Company receives cash collateral valued at 105% of the securities loaned. Increases in securities prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by requiring credit approvals for counterparties and periodically reviewing their credit standing, by monitoring the market value of securities loaned on a daily basis, and by requiring additional cash collateral when necessary.

The Company temporarily borrows securities from other broker-dealers in connection with its business. The Company deposits cash collateral valued at 105% of the securities borrowed. Decreases in securities prices may cause the fair value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return the cash deposited, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company controls this risk by requiring credit approvals for counterparties and periodically reviewing their credit standing, by monitoring the collateral values on a daily basis, and by requiring collateral exceeding 105% of securities borrowed to be returned by the counterparties when necessary.

NOTE 13.   REGULATORY MATTERS

The Company operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments, and require compliance with financial and customer-related protection. The consequences of noncompliance can include substantial monetary and nonmonetary penalties. In addition, the Company is subject to comprehensive examination and supervision by governmental and self-regulatory agencies. These regulatory agencies have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine that such operations are unsound, fail to comply with applicable law, or are otherwise inconsistent with the regulations or the supervisory policies of these agencies. See Note 9.

NOTE 14.   SHORT-TERM BORROWINGS /REVERSE REPURCHASE AGREEMENT

Short Term Borrowings: The Company had four secured lines of credit with a capacity of $65 million with three banks and a $25 million repurchase agreement with a bank outstanding at June 30, 2019. Three of the secured lines are uncommitted and one is committed. The Company had $2 million outstanding on the secured lines and $0 of borrowings outstanding on the repurchase agreement at June 30, 2019. The Company pays interest at the federal funds rate plus 1%, overnight bank funding rate plus 1.10%, and the broker call rate on the three secured uncommitted bank lines of credit and overnight bank funding rate plus 1.90% on the committed line.

Reverse repurchase agreement: The Company has an open reverse repurchase agreement (the "Repo") with a bank, and at June 30, 2019, there is $562,562 principal outstanding on the Repo.

NOTE 15.   SUBSEQUENT EVENTS

Subsequent events have been evaluated through August 29, 2019, the date the financial statements were available to be issued, and no events have been identified which require disclosure.